Exhibit (a)(2)

AMERICAN ITALIAN PASTA COMPANY
4100 N. Mulberry Drive, Ste. 200
Kansas City, Missouri 64116

June 24, 2010
Dear Stockholder:

We are pleased to inform you that on June 20, 2010, American Italian Pasta Company (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Excelsior Acquisition Co. (“Purchaser”) and Ralcorp Holdings, Inc. (“Parent”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the Class A common stock of the Company (the “Common Stock”), (each share of Common Stock a “Share,” and collectively, the “Shares”), at a purchase price of $53.00 per Share. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, July 22, 2010.

Following the successful completion of the tender offer, Purchaser will be merged with the Company, and all Shares not purchased in the tender offer (other than Shares held by Parent or its affiliates or the Company and dissenting Shares) will be converted into the right to receive $53.00 in cash per Share. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire additional Shares if necessary to allow a “short-form” merger under Delaware law, which would not require a stockholder vote.

The Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law; and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger. In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

William R. Patterson
Chairman of the Board